

April 16, 2009

Via Facsimile ((617) 523-1231) and U.S. Mail

Edward A. King, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

> **Re: EPIX Pharmaceuticals, Inc.**
> **Schedule TO-I filed April 7, 2009**
> **SEC File No. 005-52847**

Dear Mr. King:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Because your filings are similar, we have issued comments that are applicable to all three filings, unless the comment specifies otherwise. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO

1.   Please tell us why you believe that Rule 13e-3 is not applicable to this tender offer.

Offer to Exchange

Cover page

2.   Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less

than the full twenty business days. Please make the necessary revisions in the offer document, purchase notice and related documents to comply with Rule 13e4-(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).

3.   We note that you have agreed with holders of 83% of the securities for those holders to tender and not withdraw their securities. Please give us your detailed legal analysis of whether you conducted a tender offer with respect to those securities. In addition, tell us how the agreement of the security holders not to withdraw their tendered securities complies with the provisions of Section 29 of the Securities Exchange Act of 1934.

Special Note Regarding Forward-Looking Statements

4.   We note your disclosure that the forward-looking statements are within the meaning of the Securities and the Exchange Act and the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise your disclosure.

5.   We note your disclosure in the last paragraph that security holders "should assume that the information appearing in this Offer … is accurate as of the date on the front cover of this Offer…only." This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes. Revise your disclosure to clarify.

Financial Projections, page 25

6.   With a view toward revised disclosure, please tell us why you only disclose summarized financial projections.

7.   We note your projections were not prepared with a view toward compliance with GAAP. Advise us what consideration you have given to whether you are required to provide additional disclosure pursuant to Regulation G.

Source and Amount of Funds, page 31

8.   We note your disclosure that the cash portion of the offer consideration will be paid from proceeds of the Product Sale. We also note your disclosure that you have no alternative financing plans in the event the primary financing falls through. Please

revise your disclosure to clearly state whether the Product Sale has been completed and whether you have received the proceeds of that sale. If you do not have access to those funds, please revise to disclose what other source of funds you have, if any.

Conditions to the Completion of the Offer, page 34

9. We note that the minimum condition tender may only be modified with the consent from holders of 75% of the subject securities. Please revise your disclosure to describe how, if necessary, you intend to obtain those consents before the offer's expiration.

10. Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

11. On a related note, if an event triggers a listed offer condition, and the company determines to proceed with the offer anyway, it has waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform security holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Advisors, page 35

12. We note that you are paying the fees and expenses of the legal counsel for members of the Noteholders' Committee. Please provide us your detailed legal analysis of your compliance with the best-price provisions of Rule 13e-4(f)(8)(ii).

Interests of Directors, Executive Officers, page 36

13. Please tell us why you need to qualify your disclosure in this section "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Certain Material U.S. Federal Income Tax Consequences, page 58

14.   We note your disclosure that this section summarizes "certain" of the material or the "principal" federal income tax consequences of the tender offer. Please revise your disclosure to ensure that you discuss all material consequences.

15.   Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here and in your letter of transmittal.

Incorporation of Documents by Reference, page 62

16.   We note your disclosure that "information that we may file later with the SEC will automatically update and supersede the information in this offer to exchange." Schedule TO does not expressly authorize such apparent "forward incorporation by reference." Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidder and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions